
On-demand Legal Support

Attorney Shield

Attorney Shield® redefines affordable tech-enabled legal access by providing immediate on-demand legal support through our mobile app for law enforcement-initiated encounters. Imagine having a lawyer by your side, 24/7, ready to guide you through interactions with law enforcement. Our specially trained Legal First Responders offer emergency legal support, from traffic stops to domestic calls, ensuring you feel safe, informed, and protected.

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$2.10
Share Price

$252.00
Min Investment

📎 SEC Filings   👤 Investor Agreement

This Reg CF offering is made available through PicMii Crowdfunding, LLC (d/b/a Highlander Crowdfunding). This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Opportunity

Attorney Shield represents a new model for legal services, making emergency and preventative support accessible, affordable, and on demand. By enabling real-time legal presence, the platform can reduce unnecessary escalation, improve outcomes, and empower everyday individuals with confidence that legal protection is no longer reactive, but immediate, practical, convenient and within reach.

Our Vision

Problem: Every day, millions of Americans face real legal risk, but most are unprepared when it matters most. With 35 million police stops each year and one in three adults having experienced arrest, legal exposure is widespread and recurring. Yet access to professional legal support remains limited. Traditional services are expensive, often costing hundreds per hour with large retainers, while prepaid options rarely provide real-time help during critical moments. As a result, many people face high-stakes situations alone, leading to poor outcomes.

Solution: Attorney Shield addresses this gap by providing real-time, on-demand legal support through its mobile app. With a single tap, users connect with trained attorneys who explain their rights, obligations, and best next steps. By delivering instant legal guidance and promoting respectful cooperation, Attorney Shield helps reduce misunderstandings, protect civil liberties, and encourage safer interactions between the public and law enforcement. Looking ahead, Attorney Shield is expanding beyond emergency response into preventative legal care, with planned support across key areas such as real estate (housing), estate planning, debt collection, family matters, and labor law.

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A Lawyer on Video Speed Dial



Select an incident type.
Open the app and from the home screen, choose your incident.



Tap 'Confirm' to connect.
Initiate the connection or swipe down to cancel.



Engage with attorney.
Inform the officer that you have legal counsel present to assist you.



Enter your PIN to end call.
Or request the attorney to end the call on your behalf.

Market Opportunity

Attorney Shield operates in a large, recurring market driven by everyday legal exposure—something most Americans face but are unprepared to handle. With approximately **230 million licensed drivers** in the U.S., the total market is substantial and tied to real, frequent interactions with law enforcement and related legal risk.

The Company is strategically focused on the most reachable and responsive segments first:

- **TAM (Total Market):** 230M drivers → ~$13B revenue potential
- **SAM (Target Segment):** 12M consumers with purchasing power and awareness → ~$672M opportunity
- **SOM (5-year target):** 2M members → ~$112M near-term revenue

Attorney Shield's approach is practical and scalable, starting with consumers who already recognize the need for better legal protection, then expanding outward. With a subscription model and growing distribution channels, the Company is positioned to capture a meaningful share of this underserved market while building toward a much larger national opportunity.



Reasons to Invest

1. Proven Demand in a Large, Underserved Market

Attorney Shield addresses a high-frequency, real-world problem—legal exposure during police interactions—that affects tens of millions annually. Early traction, active usage, and strong satisfaction demonstrate clear product-market fit in a category with limited direct competition and significant unmet need.

2. Scalable, Recurring Revenue Model with Expanding Margins

The business is built on subscription revenue, with strong retention driven by high-stakes utility. As membership grows, cost per member declines, creating operating leverage and margin expansion. B2B distribution further accelerates growth while lowering customer acquisition costs.

3. Multiple High-Value Strategic Exit Pathways

Attorney Shield sits at the intersection of legal-tech, insurance, and mobility, making it attractive to multiple acquirer categories. Its combination of recurring revenue, proprietary technology, and real-time service capability positions it as a strategic asset in an emerging market.

4. AI Resistant Legal Tech Service

Attorney Shield is well-positioned to benefit from AI without being displaced by it. Our defensibility lies in the fact that our core value is not just software, it is the live, real-time connection to trained, licensed and bared legal professionals during moments of police contact. AI can inform, summarize, and support, but cannot compete or replace the regulatory frameworks that govern licensing and attorney/client privilege. Beyond this, law enforcement is far less likely to engage with an AI legal GPT. The nature of this service depends on judgment, advocacy, and the deterrent effect that comes from a real attorney appearing on screen during such high-stakes moments.



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Investment Bonuses

Your support goes further here. We've created exclusive bonuses to reward early believers and larger commitments. Explore the perks below and see how you can qualify.

Amount Based



Tier 1
10% Bonus Shares
Invest $50,000.00 or more and receive 10% bonus shares at checkout.

Invest $50,000.00

Tier 2
7% Bonus Shares
Invest $25,000.00 or more and receive 7% bonus shares at checkout.

Invest $25,000.00

Tier 3
5% Bonus Shares
Invest $10,000.00 or more and receive 5% bonus shares at checkout.

Invest $10,000.00

Time Based

Tier 1
10% Bonus Shares

Invest between April 17, 2026 and July 17, 2026 to receive 10% bonus shares at checkout.

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Additional Investor Perks

● **Tier 1:**
Invest $2,500+ and receive Lifetime Family Membership (3 member accounts)

● **Tier 2**
Invest $1,000+ and receive Lifetime Individual Membership

● **Tier 3**
Invest $500+ and receive Annual Family Membership (3 member accounts)

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About Us

Discover who we are, how we operate, and where we're headed. In this section, you can explore the business model, traction to date, financial highlights, and meet the team behind the vision.

🔍 BUSINESS OVERVIEW

Attorney Shield operates a recurring revenue business model designed to scale efficiently across both direct and partner-driven channels. **The Company generates subscription revenue through a direct-to-consumer (DTC) offering,** with individual memberships priced at $16 monthly, $75 semiannually, and $141 annually, alongside family plans that bundle up to three accounts at discounted rates. This structure not



Attorney Shield is expanding into B2B distribution through wholesale reseller and affiliate partnerships, enabling broader market reach and accelerated adoption.

The durability of this revenue model is reinforced by the high-stakes nature of the service, where real-world usage validates value and strengthens retention. Family bundling further enhances customer stickiness, while embedded B2B distribution channels reduce voluntary churn by integrating the service into partner ecosystems. As the member base grows, the cost per member declines significantly, creating expanding margins over time. Additionally, **B2B channels contribute to more efficient customer acquisition, lowering overall CAC while supporting scalable, predictable revenue growth.**



🗇 TRACTION & MILESTONES

Attorney Shield has demonstrated strong early traction, validating both consumer demand and real-world utility of its platform. The Company has achieved national growth organically—without reliance on B2B distribution—primarily through social media and direct-to-consumer channels. To date, over 12,000 members have enrolled, with more than 8,700 active paid members nationwide. This growth has translated into meaningful financial performance, **generating approximately $426,000 in revenue in FY2025** and over $813,000 in cumulative revenue. Importantly, the platform has been actively used in over **2,300 live emergency legal support incidents**, reinforcing its relevance during critical, real-time situations.

Equally important is the strength of customer satisfaction and engagement. Attorney Shield maintains a **95% "Extremely Valuable"** satisfaction rating, reflecting the tangible impact of the service during high-stakes encounters. Member engagement remains high, with an average email open rate of 55%, and annual churn is controlled at approximately 10.7%, indicating strong retention for a subscription-based service in an emerging category. Together, these metrics demonstrate not only market validation, but also a highly engaged and loyal user base, positioning the Company for accelerated growth as it expands distribution channels and marketing efforts.

🛒 BUSINESS MODEL

Attorney Shield operates on a **membership-based model**. Users pay a recurring monthly or annual membership fee to access the legal services enabled in the platform.

Currently, revenue is generated through:





























Currently, revenue is generated through:

- **Individual memberships** for consumers seeking personal legal protection
- **Family memberships** (DTC bundling) designed for parents and households with young drivers
- **Partnership and affiliate programs** with reseller organizations, communities, and advocacy groups
- **Employer/association group memberships** as a benefit or perk to employees and association members.

Revenue Channels
Individual Memberships
Family Memberships
Distribution Partners
Employer Groups

Our Team

David Walton is a seasoned leader and visionary with almost 30 years of experience in financial services... Read more

David C. Walton
CEO

Pennie Merie brings over 24 years of leadership experience across operations, compliance, product manage... Read more

Pennie Merie
COO

David Bigney, founder of Bigney Law Firm, is known as one of the most sought-after attorneys in Central... Read more

David Bigney
Legal Operations Partner

Jason brings 30+ years of experience in product direction, strategy, and business development within the... Read more

Jason K. Harrington
Board Director

Financial Snapshot

Explore key figures that highlight our financial position and growth potential.

$813,000.00 Revenue	**$124,700.00** Cash in Hand	**$54,500.00/mo** Burn Rate	**8 months** Runway
$283,500.00 Assets	**$121,600.00** Debt	**9** Employees	**8,700** Customers

The financial information presented above is a summary for illustrative purposes only and should not be relied upon as a complete representation of the Company's financial condition or results of operations. Certain figures may be preliminary, unaudited, and subject to change. Past performance is not indicative of future results. Investors should carefully review the Company's full Form C offering statement, including financial statements and risk factors, before making any investment decision.

Investment Details

Explore key details of our raise, including terms, valuation, and planned use of funds.


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Investor FAQs

Investment Process

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Understanding the Raise

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After Investing

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Compliance & Security

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Compliance & Security

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What happens if I run into an issue with my investment?

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WHEN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING. THIS INCLUDES ANALYZING THE MERITS AND RISKS INVOLVED WITH INVESTING IN THE OFFERING. INVESTMENTS ON HIGHLANDER AI ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK. THIS RISK INCLUDES THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. INVESTMENTS ARE NOT INSURED BY THE FDIC, SIPC, OR ANY OTHER GOVERNMENT AGENCY AND MAY BE LONG-TERM OR NON-TRANSFERABLE.

Important Information
Unless otherwise stated, all securities-related activity is conducted by PicMii Crowdfunding (d/b/a Highlander Crowdfunding), a funding portal registered here with the U.S. Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Highlander Crowdfunding is not a registered broker-dealer, and all escrow services are handled by Enterprise Bank and Trust and Luminate Bank, registered escrow agents.

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Highlander Crowdfunding is compensated with an up-front fee and a percentage of funds raised in each offering. Fees vary between offerings, and investors should review the applicable Form C on each offering page for full fee disclosures.

Regulation Crowdfunding offerings (JOBS Act Title III) made through Highlander Crowdfunding are open to both accredited and non-accredited investors. These securities offerings are not reviewed, approved, or recommended by any federal or state securities commission or regulatory authority. Highlander Crowdfunding does not provide investment advice and does not verify the adequacy, accuracy, or completeness of information provided by the issuer. Investors should be aware that no level of due diligence beyond what is required by law is performed, and Highlander Crowdfunding does not guarantee the legitimacy or viability of any issuer or offering.

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